EXHIBIT 20

CLINTON GROUP COMMENDS WET SEAL FOR FOCUS, FINANCING AND FUTURE

 NEW YORK, Mar. 21, 2014 /PRNewswire/ -- Clinton Group, Inc. and its affiliates ("Clinton Group"), the owners of more than 7% of the outstanding common stock of The Wet Seal, Inc. ("Wet Seal") (NASDAQ: WTSL) sent a letter to the Chief Executive Officer of Wet Seal last night commending the Company for its recent actions, including its financing, in which Clinton Group was not involved.

 "We believe Wet Seal is well positioned to emerge from the market-wide slowdown in teen apparel retailing significantly stronger than its competitors and better aligned with the teenage girl's shopping habits," said George E. Hall, Chief Executive Officer of Clinton Group. "With the financing announced yesterday, along with the recent Board changes, strategic moves on real estate and in the plus-sized market, and eCommerce and social media focus, Wet Seal is ahead of its competitors in executing on a fast-fashion, social-media centric retailing strategy that we believe is the wave off the future. We commend the management team for addressing the marketplace issues head on and for being proactive with this financing to ensure leadership for a long time to come."

 The full text of the letter sent yesterday by the Clinton Group is below:

 Clinton Group, Inc.
601 Lexington Avenue, 51st Floor
New York, NY 10022

March 20, 2014

 Mr. John Goodman
Chief Executive Officer
The Wet Seal, Inc.
26972 Burbank
Foothill Ranch, CA 92610

RE: Progress at Wet Seal

Dear Mr. Goodman:

I write on behalf of Clinton Group, Inc. and its various affiliates and associates ("Clinton Group"), which together own more than 7% of the outstanding stock of The Wet Seal, Inc. ("Wet Seal" or the "Company").

In light of today's earnings release, the announcement of strategic priorities, recent changes to the Board of Directors and the announcement of the Company's financing transaction, we write to commend you and the management team for taking the right steps in a very difficult macro environment for apparel retailers focused on teen clothing.

Although the recent results have not been laudable, we know they are primarily driven by market forces beyond the Company's control and that those forces will reverse in due course. Results among the mall-based peers have been weak, and in most cases worse. We also have taken note that most of your competitors are trying to move into the "fast-fashion" business, where the Company has long operated and has significant advantages, proprietary processes and seasoned infrastructure.

As Wet Seal's competitors aim to be more like Wet Seal, we know that Wet Seal itself continues to evolve and remain ahead of the pack. Indeed, we believe you have made many smart moves in last fifteen months -- improving merchandising, store operations, real estate strategy, technology, loyalty programs and the use of social media -- that will keep you ahead of the competition even as they attempt to emulate the Wet Seal fast fashion model.

Despite these many improvements in the Company's foundation and infrastructure, and the positioning of the Company in the "fast fashion" sector where all other teen retailers wish to be, the stock is down significantly since the summer of 2013. The price decline is unwarranted and will likely reverse sharply once the macro environment improves.

The $27 million financing announced tonight will surely give confidence to even the most skeptical supplier and positions the Company to expand aggressively its plus-sized business and its eCommerce and social media operations, further ensuring the Company is one of the market leaders on the other side of this market trough. With capital in hand, and a plan to expand the Company's market positioning, technology and social media marketing (with the help of the three new experienced Board members), we are confident in the Company's direction, capabilities and future.

Wet Seal stands ready to monetize the convergence of social media and eCommerce, and to extend its strategy profitably beyond the traditional mall-based retailing of its past. We are pleased with the steps management has made to address an altering landscape, including the building of outlet stores with a significant return on capital, an increased focus on plus-sized clothing and rationalizing stores in underperforming malls.

With some additional spending by teenage girls, which is inevitable, the Company will emerge from this market downturn stronger and better than it was when the stock was at $5.

While the immediate past performance has been disappointing, we commend you and the Board for facing the issues head-on and working proactively to position the Company well for the future.

We look forward to working with you constructively to ensure a bright future for Wet Seal and all its shareholders.

Sincerely,

//s//

George E. Hall
Chief Executive Officer

About Clinton Group,Inc.

Clinton Group, Inc. is a diversified asset management firm that is a Registered Investment Advisor. The firm has been investing in global markets since its inception in 1991 with expertise that spans a wide range of investment styles and asset classes.